

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 6, 2009

<u>VIA U.S. MAIL</u>

Mr. Mark J. Gallenberger
Vice President and Chief Financial Officer
LTX-Credence Corporation
1421 California Circle
Milipitas, California 95035

> **Re: LTX-Credence Corporation**
> **Form 10-K for the year ended July 31, 2008**
> **Filed October 14, 2008**
> **File No. 000-10761**

Dear Mr. Gallenberger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief